Mail Stop 4561

July 27, 2007

VIA U.S. MAIL AND FAX (505) 989-8156

Mr. Garrett Thornburg
Chief Executive Officer
Thornburg Mortgage, Inc.
150 Washington Avenue, Suite 302
Santa Fe, NM 87501

> **Re:** **Thornburg Mortgage, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-11914**

Dear Mr. Thornburg:

We have reviewed your response letter dated July 13, 2007, and have the following additional comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note 1. Organization and Significant Accounting Policies, page F-9

Credit risk and allowance for loan losses, Page F-12

1. We have reviewed your response to comment #2. In future filings, please provide a more detailed description of the methods you use to value ARM securities when you are unable to get a market price from a third party, including the dollar amounts of such loans recorded on your balance sheet.

*   *   *   *

       As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

       If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

       Sincerely,

       Daniel L. Gordon
       Branch Chief